Aegerion Pharmaceuticals, Inc.

CentrePointe IV

1140 Route 22 East, Suite 304

Bridgewater, New Jersey 08807

December 12, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Attn:	Filing Desk

Re:	Aegerion Pharmaceuticals, Inc./Application For Withdrawal on Form RW
pursuant to Rule 477 of the Securities Act of 1933, as amended,
Registration Statement on Form S-1 (File No. 333-147528)

Ladies and Gentlemen:

On November 20, 2007, Aegerion Pharmaceuticals, Inc., a Delaware corporation (the “Company”), filed Registration Statement No. 333-147528 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Act, the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the Offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

Pursuant to Rule 418, the Company requests that all materials provided supplementally to the Staff be returned to the Company. In addition, the Company requests that its confidential treatment application also be withdrawn at this time, and that any exhibits and schedules thereto, the original transmittal letters, any memoranda, notes, correspondence, or other writings made by any member or employee of the Commission relating to any of the foregoing documents or any conference or telephone call with respect thereto, or copies or extracts of any of the foregoing, also be returned to the Company.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Jocelyn Arel, Esq., of Goodwin Procter LLP, at (617) 570-1067.

Sincerely,

AEGERION PHARMACEUTICALS, INC.

By: /s/ William H. Lewis

William H. Lewis

Chief Financial Officer and Senior Vice President,

Finance and Administration

cc:	Jeffrey P. Riedler (Securities and Exchange Commission)
Vanessa Robertson (Securities and Exchange Commission)
Mark Brunhofer (Securities and Exchange Commission)
Jennifer Riegel (Securities and Exchange Commission)
Suzanne Hayes (Securities and Exchange Commission)